June 25, 2021

Via EDGAR

Alison T. White
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Boston Trust Walden Funds: File Nos. 33-44964 and 811-06526

Dear Ms. White:

On May 4, 2021, Boston Trust Walden Funds (the “Trust”) filed Post-Effective Amendment No. 173 to its Registration Statement on Form N-1A (the “Amendment”). On June 11, 2021, you provided oral and written comments. The following is a summary of our understanding of your comments and the Trust’s responses. Where necessary, these responses will be incorporated into Post-Effective Amendment No. 174. Capitalized terms used herein have the same meaning used in the Amendment.

1.	Comment: Items # 4 and 9 of Form N-1A require registrants to disclose a fund's principal investment strategies, which, as noted in Instruction 2 to Item 9.b.(1) of Form N-1A, "depends on the strategy's anticipated importance in achieving the fund's investment objectives, and how the strategy affects the Fund's potential risks and returns." Several Funds’ disclosures indicate that, as part of the Fund’s investment process, the adviser seeks to assess "the impact that ESG factors may have on revenues, expenses, assets, liabilities and overall risks" and utilizes active ownership.

As written, it is unclear that the ESG analysis is closely integrated into the investment decision making process to such an extent that it could be considered part of the Fund’s principal strategies.  Please either (i) expand on the disclosure to address the specific E, S, and G factors considered - including the types of data and analysis reviewed - and how the factors relate to buy/sell decisions or (ii) relocate the disclosure to a more appropriate location.

With respect to (i) in the above paragraph, to help us understand the Trust’s response and revised disclosure, please briefly, and at a high level, explain the adviser's actual ESG analysis for a couple (2-3) of the more significant portfolio holdings for each Fund.

Michael.Wible@ThompsonHine.com Phone: 614.469.3297

Alison T. White

June 25, 2021

Finally, if the Trust determines that it is appropriate to discuss ESG investing in the principal investment strategies, please add corresponding principal risk disclosure (as it has for the “Boston Trust Walden” Funds).

This Comment 1 applies to the Boston Trust Asset Management Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund and Boston Trust SMID Cap Fund.

Response: The Trust believes it is appropriate to discuss ESG investing in the principal investment strategies section of the prospectus. Boston Trust Walden Inc. (the “Adviser”) systemically integrates ESG factors into its investment decision-making process across all strategies and funds. The Adviser defines ESG integration as the process of recognizing the financial materiality (or significance) of environmental, social, and corporate governance factors. These factors include, but are not limited to, compliance with regulatory requirements; the use of human, natural, and physical capital; and corporate governance structures and practices. The Adviser analyzes these factors and other factors in identifying and investing in high quality enterprises with sustainable business models, strong financial underpinnings, prudent management practices, and a governance structure that supports these objectives. Not all factors may be applicable to all companies, nor may factor applicability be of equal importance across companies and industries. For example, a lawsuit pertaining to an environmental hazard may or may not be found significant depending on the potential size of the exposure and the nature of the company's business.

The Adviser’s ESG analysts work simultaneously and collaboratively with the firm’s traditional securities analysts. Together they identify potential ESG risks and opportunities considering regulatory compliance, sector and industry specific factors, the use of human, natural and physical capital as well as corporate governance matters. The analysts determine whether these ESG factors could have a financially material impact on revenue, expenses, assets, liabilities, and overall risk.

Consistent with the Adviser’s investment process, the Item 4 disclosure for the Boston Trust Asset Management Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund and Boston Trust SMID Cap Fund (the “Boston Trust Funds”) states:

The Adviser evaluates financially material environmental, social, and governance (ESG) factors as part of the investment decision-making process for the Fund. The

Alison T. White

June 25, 2021

Adviser considers financial materiality as it is understood in generally accepted accounting principles—information that would influence the judgment of an informed investor. The Adviser assesses the impact that ESG factors may have on revenues, expenses, assets, liabilities, and overall risk. In addition, the Adviser utilizes active ownership to encourage sustainable business policies and practices and greater ESG transparency. Active ownership strategies include proxy voting, dialogue with company management, sponsorship of shareholder resolutions, and public policy advocacy.

This level of disclosure is appropriate for a fund summary and consistent with Form N-1A instructions. Additional information about the Adviser’s ESG decision making process currently appears in the Item 9 disclosure on page 32 of the statutory prospectus under the caption ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG) GUIDELINES. In response to the staff’s comment, the first paragraph of this disclosure has been supplemented as follows to include additional information on the ESG factors considered by the Adviser:

The Adviser evaluates financially material ESG factors as part of the investment decision-making process for all Funds. These factors include, but are not limited to, compliance with regulatory requirements; the use of human, natural, and physical capital; and corporate governance structures and practices. The Adviser considers financial materiality as it is understood in generally accepted accounting principles—information that would influence the judgment of an informed investor. The Adviser assesses the impact that ESG factors may have on revenues, expenses, assets, liabilities, and overall risk. Not all factors may be applicable to all companies, nor may factor applicability be of equal importance across companies and industries.  For example, a lawsuit pertaining to an environmental hazard may or may not be found significant depending upon the potential size of the exposure and the nature of the company’s business. The Boston Trust Walden Balanced Fund, the Boston Trust Walden Equity Fund, the Boston Trust Walden Midcap Fund, the Boston Trust Walden SMID Cap Fund, the Boston Trust Walden Small Cap Fund, and the Boston Trust Walden International Equity Fund are subject to further ESG screening criteria, in which the Adviser excludes companies with significant exposure in specific products or services, considering their revenue dependence (share of revenue derived from undesirable products/services), market share (if a company is a market leader in an undesirable product despite relatively small share of company revenue), and severity (how proximate the product or service is to the undesirable product—e.g., minor electronic input to a weapon system). “Significant exposure” is a subjective determination. These

Alison T. White

June 25, 2021

restrictions preclude these Funds from purchasing companies with significant involvement in:

You requested that the Trust briefly, and at a high level, explain the Adviser's actual ESG analysis for a couple (2-3) of the more significant portfolio holdings for the Boston Trust Funds. Below are examples of the Adviser’s analysis. Please note that the Boston Trust Funds’ holding overlap to some extent; for efficiency, the Trust selected securities held across multiple Funds.

Example 1 (held by Boston Trust Asset Management Fund, Boston Trust Walden Balanced Fund, Boston Trust Equity Fund, Boston Trust Walden Equity Fund, Boston Trust Midcap Fund, Boston Trust Walden Midcap Fund, Boston Trust SMID Cap Fund, Boston Trust Walden SMID Cap Fund and Boston Trust Walden Small Cap Fund): Donaldson Company, Inc. (ticker DCI) manufactures and sells filtration systems for air and liquids for a wide variety of applications, as well as replacement parts for such systems, globally. The filters enhance customer equipment efficiency and reduce air pollution. The company benefits from potential new market opportunities and increased demand for filtration systems as stronger global regulations to protect the environment are enacted. Meeting this demand could increase revenue and profitability. Company management has been constructively engaged with shareholders on a variety of topics including greenhouse gas targets for its operations for a number of years. The Adviser believes such targets could enable the company to reduce expenses through more efficient operations, potentially increasing overall profitability.

Example 2 (held by Boston Trust Asset Management Fund, Boston Trust Walden Balanced Fund, Boston Trust Equity Fund, Boston Trust Walden Equity Fund, Boston Trust Midcap Fund, and Boston Trust Walden Midcap Fund): Hubbell Incorporated (ticker HUBB) designs, manufactures, and sells electrical products. The company offers smart metering technologies that helps reduce energy and water use, mitigate climate change, protect the environment, and save money. The Adviser determined that such products were likely to increase revenue and assets.

Example 3 (held by Boston Trust Asset Management Fund, Boston Trust Walden Balanced Fund, Boston Trust Equity Fund, Boston Trust Walden Equity Fund, Boston Trust Midcap Fund, and Boston Trust Walden Midcap Fund): Aptar Group (ticker ATR) is a global manufacturer of consumer dispensing packaging and drug delivery devices. The company joined the CE100 Circular Economy Network, working with customers to increase recyclability of products and incorporate higher quantities of post-consumer recycled resin

Alison T. White

June 25, 2021

into products. The Adviser determined that such actions will increase revenue and reduce risk.

Example 4 (held by Boston Trust SMID Cap Fund, Boston Trust Walden SMID Cap Fund, and Boston Trust Walden Small Cap Fund): Lincoln Electric Holdings, Inc. (ticker LECO) manufactures welding, cutting and brazing products including consumables, equipment, automation technology, cutting fume controls and accessories. LECO commands a leading global position in the brazing and soldering alloys market and serves diversified end markets including general manufacturing, energy and process industries, auto, heavy industries and construction. The efficiency of LECO’s welding, cutting and brazing products reduces consumption of energy and materials, is a key competitive advantage, and selling point for its products. The company has set greenhouse gas reduction goals as well as energy efficiency goals, resulting in more efficient operations and potentially leading to lower operating expenses. The Adviser believes the industry leading efficiency of the company’s products combined with their leadership in setting goals for greenhouse gas reduction and energy efficiency will continue to provide value for shareholders and reduce risks.

Example 5 (held by Boston Trust SMID Cap Fund, Boston Trust Walden SMID Cap Fund, and Boston Trust Walden Small Cap Fund): Jones Lang LaSalle. The Case Study published by the Adviser and provided hereto as Attachment A details the approach to ESG integration and the application of the approach to Jones Lang LaSalle.

The Adviser believes that ESG integration is a critical tool in the assessment and management of risk at both a company and a portfolio level. The example below further illustrates the Adviser’s approach to ESG integration.

Example of Failed Security due to ESG Integration: Getty Realty Corp (ticker GTY) is a real estate investment trust. The company specializes in the ownership, leasing, and financing of convenience stores and gasoline station properties. When researching the company, the analyst discovered an off-balance sheet liability related to environmental remediation that was significant relative to the size of the company. Additionally, the company was involved in several lawsuits related to environmental remediation. The Adviser’s Securities Research Committee determined that such exposures could negatively impact the balance sheet (increase liabilities) and income statement (higher expenses) and that the overall risk for the company was higher than comparable REITs. The stock was not added to the Approved List.

Finally, you state that if the Trust determines that it is appropriate to discuss ESG investing in the principal investment strategies section of the prospectus, ESG Screening Criteria Risk should be added to the Principal Investment Risk section of the summary prospectuses for the

Alison T. White

June 25, 2021

Boston Trust Funds. The ESG Screening Criteria Risk describes the risk arising from the application of ESG screening criteria to a fund’s investment options. The ESG screening criteria precludes the Boston Trust Walden Balanced Fund, Boston Trust Walden Equity Fund, Boston Trust Walden Midcap Fund, Boston Trust Walden SMID Cap Fund, Boston Trust Walden Small Cap Fund, and Boston Trust Walden International Equity Fund (the “Boston Trust Walden Funds”) from investing in companies with significant exposure in specific products or services. As disclosed on page 32 of the prospectus, the ESG screening criteria applies only to the Boston Trust Walden Funds. The Boston Trust Funds are not subject to ESG screening. As a result, the ESG screening criteria risk is inapplicable to the Boston Trust Funds. To clarify this point, the word “further” has been added to the first paragraph under the caption ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG) GUIDELINES as shown above. Because the ESG screens are not applicable to the Boston Trust Funds, the Trust respectfully declines to make the requested change.

2.	Comment: In the preamble to the Example for Boston Trust Midcap Fund, if true, please indicate that the Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only.

Response: The Trust has amended its disclosures on page 6 of the Prospectus to state the following:

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund’s operating expenses remain the same. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

3.	Comment: Please explain supplementally whether the Adviser has engaged in any of the active ownership strategies listed in the Fund’s principal investment strategy disclosures. To the extent such activities are public, please provide examples of such active ownership in correspondence so that the SEC has additional context for the Funds’ disclosure. Depending on the nature of the examples, consider whether updated or revised disclosures are appropriate.

Response:  As disclosed in the Funds’ prospectus, the Adviser utilizes active ownership strategies to encourage sustainable business policies and practices and greater ESG transparency.  The Adviser engages in the following strategies through an Active Ownership

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June 25, 2021

Committee, a six-member team consisting of one of the Adviser’s executive officers and senior ESG professionals and portfolio managers. While the Active Ownership Committee engages these strategies for each of the Funds, the statistics and examples provided below exclude the Boston Trust Walden International Equity Fund and focus on domestic corporate engagement.

Proxy Voting—The Active Ownership Committee oversees the Adviser’s proxy voting process, from the development of proxy voting guidelines to the casting of votes. The Adviser votes in opposition to the recommendations of a portfolio company’s management when it considers such opposition to be in the long-term best interests of investors.

The Adviser’s proxy voting policies are governed by several overarching principles.  The Adviser generally supports resolutions that sustain or increase shareholder value and rights, or call for greater disclosure and accountability on significant financial and ESG topics.  All voting decisions consider the specific ask of the proposal, the current policies and performance of the portfolio company, and any relevant adviser engagement with the portfolio company.

In 2020, the Adviser voted on management and shareholder proposals in the annual proxy statements of nearly 250 portfolio companies across investment strategies and, in 46% of those instances, voted against the recommendations of a portfolio company’s management.  For example, the Adviser opposed executive compensation packages of US-based portfolio companies and nominating committee members due to insufficient board diversity.  On the other hand, the Adviser voted in favor of improved disclosure of political contributions and lobbying, independent board chairs, enabling shareholders to call special meetings, providing the right to act by written consent, and enhanced climate change reporting.

Dialogue with Company Management—In 2020, the Adviser engaged in dialogue with nearly three-quarters of the companies held across the Funds and encouraged improved ESG performance in various ways.  The most frequent topic of dialogue was climate risk and the topic with the highest impact rate (defined as the ratio of the number of portfolio companies demonstrating progress to the number of portfolio companies engaged in dialogue) was LGBTQ non-discrimination.  Half of the Adviser’s shareholder resolutions were withdrawn after agreements were reached through successful dialogue with portfolio  companies such as Bridge Bancorp, Charter Communications, Choice Hotels, The Ensign Group, Hyatt Hotels, JPMorgan Chase, Nordstrom, and Williams-Sonoma.  A full list of the portfolio companies which the Adviser engaged in dialogue can be found as Attachment B to this letter.

Alison T. White

June 25, 2021

Sponsorship of Shareholder Resolutions—The Adviser led or participated in 16 resolutions during 2020 addressing climate, equality and governance.  As noted above, half of these resolutions were withdrawn after successful negotiations with the portfolio companies.  The SEC omitted one additional proposal because another investor was first to file a similar proposal.  The average level of support of the seven shareholder resolutions that were put to a vote was 27%.   Moreover, the Adviser voted in favor of the vast majority (75%) of shareholder resolutions, including virtually all environmental and social proposals.

Public Policy Advocacy—The year 2020 presented no shortage of opportunities for the Adviser to express its views on matters of public policy. The Adviser asked the SEC to require disclosure of company responses to COVID-19 including illness prevention and control, employee leave and health coverage, executive compensation, and supply chain risks.  The Adviser supported ending the use of the sub-minimum wage by publicly traded companies because of its disproportionate effects on women and people of color.  In December 2020, the Adviser sent a letter to the SEC expressing support for the proposed listing rules put forth by the Nasdaq Stock Market LLC to increase diverse representation of boards and require public disclosure of consistent and transparent board diversity statistics.

The Adviser provided public comments to the SEC and Department of Labor as it finalized ESG rules that effectively diminished shareholder rights and challenged investment processes that incorporated ESG considerations.

The Adviser’s efforts through Active Ownership evolves continuously to address current events and developing matters of public concern.  The Adviser’s efforts from year to year vary.  The Boston Trust Walden website provides updated information to shareholders on a regular basis. Therefore, the Trust believes that the Funds’ current disclosures with regard to its active ownership strategies are adequate.

4.	Comment: Please consider whether COVID-19 should be mentioned in the Funds’ Item 4 and Item 9 risk disclosure of “Market Risk.”

Response: The Trust has given your comment careful consideration and respectfully declines to amend its Item 4 and Item 9 risk disclosures. The Trust believes that the Funds’ shareholders are fully aware of COVID-19’s impact around the world over the past year. As the COVID-19 pandemic begins to subside, the Trust believes that the risk posed by other strains of the virus or other viruses, both known and unknown, continue to present a risk to global markets. Therefore, the Trust believes it is more prudent to caution investors to the threat of pandemics generally rather than the threat of a particular virus.

Alison T. White

June 25, 2021

5.	Comment: Please explain why “ESG Screening Criteria Risk” does not apply to all of the Funds. In the alternative, please add “ESG Screening Criteria Risk” to each Fund’s principal investment risks.

Response: The Trust notes that the disclosure of “ESG Screening Criteria Risk” for each of Boston Trust Walden Fund, Boston Trust Walden Equity Fund, Boston Trust Walden Midcap Fund, Boston Trust Walden SMID Cap Fund, Boston Trust Walden Small Cap Fund, and Boston Trust Walden International Equity Fund refers to the additional screening criteria in place for only those funds as specifically disclosed in each’s principal investment strategy disclosures. The remaining funds do not have such screens in place.

6.	Comment: Given recent events, please consider whether “Cybersecurity Risk” as disclosed on page 41 should be disclosed as a principal investment risk of each Fund. Please revise the Funds’ disclosures or advise why Cybersecurity Risk is not a principal investment risk of each Fund.

Response: The Trust has given your comment careful consideration and respectfully declines to amend its disclosures. The Trust’s cybersecurity disclosure is a statement of the inherent risks investors face from the marketplace’s ever-growing reliance on technology and the internet to transmit and store data. It is not a statement about the risks of any particular Fund’s principal investment strategy.

Very truly yours,

/s/ Michael V. Wible

Michael V. Wible

Attachments

Attachment A

As an investment manager and fiduciary, Boston Trust Walden seeks to ensure our clients’ assets are invested in securities that are positioned to manage risk and produce sustainable returns. Our firm has been integrating environmental, social, and governance (ESG) factors into investment decisions since 1975—one of the longest track records of any institutional investment manager. ESG considerations are integral to our investment philosophy. Simply stated, we seek to invest in enterprises with sustainable business models, strong financial underpinnings, prudent management practices, and a governance structure that supports these objectives.

Our Process in 3 Steps

1. Identify

Our in-house team of ESG analysts identify potential ESG risks and opportunities considering products, services, and operations; sector/industry; and customer expectations.

2. Gather

ESG analysts conduct proprietary ESG research to understand a company’s ESG profile. They consult a range of sources, including company publications, government agencies, non-government organizations, technical experts and academics, the media, and ESG data providers.

3. Evaluate

ESG analysts work alongside traditional securities analysts to evaluate corporate performance against the primary ESG risks and opportunities identified in Step 1. Using our proprietary “Materiality Framework” described on page 2, we determine whether these ESG factors could have a financially material impact on revenue, expenses, assets, liabilities, and overall risk.

Financially material ESG factors are included in a dedicated section of the formal written report presented to members of the Securities Research Committee. The Committee determines whether the company is eligible for portfolios based on numerous factors, including material ESG factors. Portfolio management teams construct client portfolios from the approved list. Position sizes reflect the full spectrum of risks and opportunities associated with a particular security.

Principles for Responsible Investment Signatory

Boston Trust Walden has been a signatory to the PRI since 2007. The PRI promotes responsible investment among institutional investors through six Principles. As a signatory, we commit to incorporating ESG factors into investment and ownership decisions and to reporting on our activities and progress toward implementing the Principles.

We were awarded an A+ for “Listed Equity - Incorporation” compared to a median score of B in 2020, continuing our history of earning the highest possible score since the inception of the grade in 2014.

Read about PRI's assessment methodology at: https:// www.unpri.org/signatories/reporting-and-assessment.

Boston Trust Walden's 2020 Transparency Report can be found at https://bit.ly/3kifJZv and PRI’s 2020 Assessment Report can be found at https://bit.ly/33yVjFH.

Boston Trust Walden Company One Beacon Street, Boston, MA 02108 | (617) 726-7250 | www.bostontrustwalden.com

Materiality Framework

As part of our assessment of a company’s financial quality, in-house ESG and financial analysts examine a company’s ESG performance to enhance our understanding of potential financial outcomes, ranging from risks (losing the license to operate) to opportunities (generating new sources of revenue). The chart below presents our framework for assessing the materiality of ESG factors and their impact on long-term company performance.

	Description	Examples	Potential/Realized Financial Outcome
License to Operate	The “license to operate” may be challenged by a consumer boycott, labor strike, community action, regulatory intervention, legal injunction, etc.

American Express: Derives 60% of revenue from transaction (interchange) fees. These fees are not currently capped in the US for credit cards but deemed by some to disadvantage small businesses and considered regressive (larger negative impact on individuals of lower socio-economic status) raising prospect of future regulation.

Facebook: Privacy-related concerns have driven elevated R&D spending and added to risk of future regulation, on top of broader anti-trust concerns.

↑ Risk ↓ Revenue ↑ Risk ↑ Expenses

Risk Reduction	Corporate activities may encompass a variety of ESG risks, including legal, regulatory, operational, credit, and reputational risks.

National Beverage: Governance concerns including lack of board diversity, minimal transparency of executive compensation, and related-party transactions increase risk profile.

TopBuild: An estimated 43% of insulation workers in the US are Hispanic or Latinx. Among the largest distributors and installers of home insulation in the US, the company faces risk related to changes in immigration and labor laws.

↑ Risk ↑ Risk ↑ Expenses

Operational Efficiencies	Companies can reduce operating costs by efficient use of resources— financial, human, natural, and physical capital.	Physicians Realty Trust: Greenhouse gas emissions reduction goal for owned properties, which house outpatient medical facilities, an attractive segment of the healthcare market.	↓ Risk ↓ Expenses
Competitive Positioning	Sustainable corporate policies or practices can enhance a firm’s overall brand and improve competitiveness.

Adobe: Strong human capital management program and talent development initiatives ensure steady talent pipeline in a highly competitive industry and mitigate reputational risk.

Texas Roadhouse: Swiftly responded to COVID-19 with PPE for employees, temperature testing, and employee health surveys. Provided financial aid to employees and donated to charitable fund (used to help pay rent, healthcare, etc).

↓ Risk ↓ Risk ↑ Revenue
New Market Opportunities	Products or services that provide ESG solutions can drive growth.

Hubbell: Acquired a subsidiary offering smart metering technologies that help reduce energy and water use, mitigate climate change, protect the environment, and save money.

Sanderson Farms: Though the 3rd largest chicken processor in the US, the company does not participate or plan to participate in the healthy megatrend of antibiotic-free or organic chicken—a category that accounted for 30% of industry sales in 2019 with prices 20-100% higher than conventional products.

↑ Revenue ↑ Assets ↓ Revenue ↑ Risk

Boston Trust Walden Company	www.bostontrustwalden.com

Case Study

Jones Lang LaSalle

At Boston Trust Walden, analysis of ESG factors has long been an integral part of our research process designed to identify high quality companies with the ability to sustain past success in the future. Our analysis of Jones Lang LaSalle provides a case in point.

Tracing its roots all the way back to 1783, Jones Lang LaSalle (JLL) is a one stop shop for the commercial real estate industry. From ensuring floors are freshly waxed to managing transformational property renovations, the firm is a vital resource to property owners across the globe.

JLL is keenly aware of commercial real estate’s environmental impacts, noting that globally, buildings are responsible for nearly 40% of total direct and indirect carbon dioxide emissions. The magnitude of this contribution represents an opportunity for JLL: helping clients reach their environmental targets can bolster revenue growth.

Recognizing the megatrend toward greater building efficiency is likely to play out over decades, Boston Trust Walden analysts considered the impact on JLL’s financial profile.

1. Identify

Each time a stock is reviewed at Boston Trust Walden, two analysts—an ESG analyst and a traditional analyst—are assigned to research the company. Based on industry trends, company-identified material issues, and in-house expertise, the analysts identify financially significant ESG risks and opportunities. In this case, we identified environmental issues as among the most important opportunity factors.

2. Gather

Analysts considered a wide range of resources, including Boston Trust Walden’s recent engagements with the company, JLL’s own robust ESG reporting, and third-party resources—all instrumental in bringing clarity to three key questions:

•	How large is the opportunity surrounding environmental sustainability in real estate?
•	How significant is JLL’s role in this opportunity?
•	What is the financial impact to JLL?

3. Evaluate

As the analysts deliberated, the above three questions were considered individually:

•	Opportunity for environmental sustainability in real estate. Third-party studies indicated that, the opportunity for decreasing the environmental impact of buildings is quite large. Mounting scientific evidence indicates global warming needs to rapidly slow in order to avoid catastrophic impacts to people and the planet. To wit, the Paris Climate Agreement established a 1.5-degree Celsius target, the achievement of which is only feasible with large reductions in the emissions of the world’s real estate footprint.

•	JLL ’s role. Through our understanding of the business model and interactions with management, we then assessed the specific opportunity for JLL. As a leader in commercial real estate services, JLL has global input into how buildings are designed and managed. The company’s newly-approved science-based GHG emissions reduction target, which Boston Trust Walden’s engagement helped shape, includes client emissions (Scope 3), in addition to its own operations. Its industry-leading commitment to reduce client emissions 53% per square foot between the base year in 2018 and 2034 quantifies the role it can play.

•	Financial implications to JLL. Finally, we evaluated the financial implications to JLL. In general, we consider the impact of material ESG factors on a company’s revenue, expenses, balance sheet, and overall risk profile. In JLL’s case, the creation of divisions such as Energy & Sustainability Services to capture emerging demand for full-service sustainability programs made clear the financial materiality of environmental factors lies primarily in its revenue opportunity. Importantly for JLL, the company benefits from not just one, but multiple revenue- generating touchpoints by offering sustainability consulting, implementation, and management services. As commercial real estate owners reinvent their properties over the coming decades to alleviate climate- related risks, we expect the resulting upgrade cycle to drive a wave of demand for JLL services. In turn, this positions JLL to grow its revenue faster than the overall real estate industry.

Despite this significant opportunity, JLL’s stock has under-performed the market amid uncertainty caused by the global pandemic. As long-term investors, our focus remains on the sustainability of the business across a full market cycle. We concluded JLL continues to meet our criteria for financial quality, business model sustainability, and valuation. We look forward to monitoring the evolving energy efficiency initiatives at JLL as they unfold and will continue to actively engage the company on their efforts.

Boston Trust Walden Company	www.bostontrustwalden.com

Boston Trust Walden Company is a Massachusetts-chartered bank and trust company. The information presented should not be considered as an offer, investment advice, or a recommendation to buy or sell any particular security. The information presented has been prepared from sources and data we believe to be reliable, but we make no guarantee to its adequacy, accuracy, timeliness or com-pleteness. Opinions expressed herein are subject to change without notice or obligation to update.

2020 ESG IMPACT REPORT

Attachment B

APPENDIX

PORTFOLIO COMPANIES BOSTON TRUST WALDEN ENGAGED THAT DEMONSTRATED PROGRESS IN 2020

Company Name	Area(s) of Progress
Alexandria Real Estate Equities	Climate
American Financial Group	Board diversity
Amgen	Board diversity, workforce composition disclosure
Amphenol	Board diversity
Anika Therapeutics	LGTBQ equality
Ansys	Climate
Apple	ESG reporting
Aspen Technology	Board diversity
Atrion	LGTBQ equality
Badger Meter	Workforce composition disclosure
Biogen	Workforce composition disclosure, human capital management disclosure
Bridge Bancorp	Board diversity
Bryn Mawr Bank	LGTBQ equality
C.H. Robinson Worldwide	Board diversity, workforce composition disclosure
Canadian National Railway	Human capital management disclosure
Cantel Medical	Board diversity
Carter's	Board diversity, ESG reporting, human rights
Charter Communications	ESG reporting
Chemed	Board diversity
Chesapeake Utilities	Board diversity
Chevron	Climate
Choice Hotels International	Workforce composition disclosure
Cincinnati Financial	Board diversity, ESG reporting
Cisco Systems	Human capital management disclosure
Citrix Systems	Climate
ConocoPhillips	Climate, ESG reporting
Consolidated Edison	Climate, ESG reporting
CoreSite Realty	Workforce composition disclosure
Corvel	LGTBQ equality
Costco Wholesale	Climate
Danaher	Board diversity
Dentsply Sirona	Board diversity
Dorman Products	Board diversity
Eaton Vance	Proxy voting practices, workforce composition disclosure
Emerson	Board diversity
Ensign Group	Board diversity
Equinor	Climate
Expeditors International of Washington	Board diversity
ExxonMobil	Lobbying transparency
FactSet Research Systems	Board diversity, workforce composition disclosure
Flowers Foods	Board diversity
Forward Air	Board diversity
General Mills	Climate
German American Bancorp	Board diversity
Hill Rom Holdings	Board diversity

44       APPENDIX

2020 ESG IMPACT REPORT

Hubbell	Workforce composition disclosure
Hyatt Hotels	Workforce composition disclosure
Intel	Human capital management disclosure
Interpublic Group of Companies	Board diversity
Intuitive Surgical	Workforce composition disclosure
Johnson & Johnson	Access to medicine, ESG reporting
Jones Lang LaSalle	Climate, ESG reporting
JPMorgan Chase	Board diversity, proxy voting practices
Juniper Networks	Climate
Lamar Advertising	Board diversity
Lancaster Colony	Board diversity, LGBTQ equality
Lincoln Electric Holdings	Board diversity
M&T Bank	Board diversity
Masimo	Board diversity
McDonald's	ESG reporting
Merck & Co	Access to medicine
Microsoft	Human capital management disclosure, human rights
Minerals Technologies	LGTBQ equality
Monro	Board diversity
Nestlé	Climate, human capital management disclosure
New Jersey Resources	Board diversity
Nike	Human capital management disclosure, human rights
Nordson	Board diversity
Nordstrom	Nondiscrimination—mandatory arbitration
Omnicom Group	Workforce composition disclosure
ONE Gas	ESG reporting
O'Reilly Automotive	Board diversity
Paychex	Board diversity
PepsiCo	Human rights, workforce composition disclosure
PNC Financial Services Group	Board diversity
Quest Diagnostics	Board diversity
Roche	Access to medicine
Ross Stores	Board diversity, climate
RPM International	Board diversity
Ryman Hospitality Properties	LGTBQ equality
Schneider Electric	Human capital management disclosure
Sensata Technologies	Board diversity
SVB Financial Group	Climate
Texas Roadhouse	Board diversity
The Hershey Company	Climate
Tompkins Financial	Board diversity
Truist Financial	Climate
U.S. Physical Therapy	Board diversity
UMB Financial	Board diversity
United Parcel Service	ESG reporting
Valmont Industries	Board diversity
Verisk Analytics	Board diversity
Visa	Human capital management disclosure
Walt Disney Company	Lobbying transparency
Watts Water Technologies	Board diversity
Williams-Sonoma	Workforce composition disclosure

*Companies that are unique to the Boston Trust Walden International Equity Fund are currently excluded from the universe, pending an evaluation of the opportunities for engagement and strategy assets. Past performance does not guarantee future results.

APPENDIX       45